FORM 4 ☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section
17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the
Investment Company Act of 1940

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1. Name and Address of Reporting Person * Sun Mackie, LLC (Last) (First) (Middle) 5200 Town Center Circle, Suite 470 (Street) Boca Raton, FL 33486 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Mackie Designs Inc. (OTC: MKIE) 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

4. Statement for Month/Day/Year March 31, 2003 5. If Amendment, Date of Original (Month/Day/Year)

 6. Relationship of Reporting Person(s) to Issuer

(Check all applicable)

 ☒Director

 ☐ Officer (give title below)

 ☒ 10% Owner

 ☐ Other (specify below)

 7. Individual or Joint/Group
     Filing (Check Applicable Line)

 ☐ Form filed by One Reporting Person

 ☒ Form filed by More than One Reporting Person

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/ Year)	3A. Deemed Execution Date, if any (Month/Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Common Stock Warrants (right to buy)	$0.01	03/31/03		P		1,179,429		Immed.	3/31/08	Common Stock	1,179,429	$0.50 (2)	1,179,429	D (1)

Explanation of Responses: (1), (2) See Attached Explanation of Responses

Sun Mackie, LLC ** Signature of Reporting Person	March 31, 2003 Date

By:	/s/ Rodger Krouse
Name: Rodger Krouse
Its: Authorized Signatory

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
      See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

http://www.sec.gov/divisions/corpfin/forms/form4.htm

Last update: 09/05/2002

Explanation of Responses:

(1)           Marc J. Leder (“Leder”) and Rodger R. Krouse (“Krouse”) each currently serve as a director of the Issuer.  In addition, Leder and Krouse each own 50% of the membership interests in Sun Capital Partners, LLC (“Sun Partners LLC”), which in turn is the general partner of Sun Capital Advisors II, LP (“Sun Advisors II”), which in turn is the general partner of Sun Capital Partners II, LP (“Sun Partners II LP”).  Leder and Krouse also each own 50% of the membership interests in Sun Capital Partners III, LLC (“Sun Partners III LLC”), which in turn is the general and managing partner of Sun Capital Advisors III, LP (“Sun Advisors III”), which in turn is the general partner of Sun Capital Partners III, LP (“Sun Partners LP”) and Sun Capital Partners III QP, LP (“Sun Partners III QP, LLC”).  Together, Sun Partners II, LP, Sun Partners III, LP and Sun Partners III QP, LP own all of the membership interests in Sun Mackie, LLC (“Sun Mackie”).  As a result, Leder, Krouse, Sun Partners LLC, Sun Partners III, LLC, Sun Advisors II, Sun Advisors III, Sun Partners II LP, Sun Partners III LP and Sun Partners III QP LP may be deemed to have indirect beneficial ownership of the 14,124,127 shares of common stock of the Issuer owned directly by Sun Mackie and indirect beneficial ownership of Stock Purchase Warrants immediately exercisable for 1,179,429 shares of common stock of the Issuer.  Leder, Krouse, Sun Partners LLC, Sun Partners III, LLC, Sun Advisors II, Sun Advisors III, Sun Partners II LP, Sun Partners III LP and Sun Partners III QP LP each expressly disclaims beneficial ownership of any shares of common stock of the issuer and Stock Purchase Warrants of the Issuer in which they do not have a pecuniary interest.

(2)           Pursuant to a Securities Purchase Agreement, Sun Mackie acquired a Subordinated Promissory Note in a face amount of $3,931,429 and Stock Purchase Warrants (“Warrants”) exercisable for 1,179,429 shares of common stock of the Issuer, for an aggregate purchase price of $3,931,429.  For tax purposes, the Issuer and Sun Mackie have agreed that the aggregate value of the Warrants is $589,714.50, or $0.50 per share of common stock of the Issuer for which the Warrants are exercisable.

Attachment to Form 4

Designated Filer:	Sun Mackie, LLC
Issuer and Ticker Symbol	Mackie Designs Inc. (OTC: MKIE)
Date of Event Requiring Statement:	03/31/03

Additional Filers:  Pursuant to Instruction 4(b)(v) of the General Instructions to Form 4, this Form is also being filed on behalf of the following Reporting Persons:

Sun Capital Partners, LLC 5200 Town Center Circle, Suite 470 Boca Raton, FL 33486		Sun Capital Partners III, LLC 5200 Town Center Circle, Suite 470 Boca Raton, FL 33486

Signature:		Signature:

SUN CAPITAL PARTNERS, LLC		SUN CAPITAL PARTNERS III, LLC

By:	/s/ Rodger R. Krouse	By:	/s/ Rodger R. Krouse
Name: Rodger R. Krouse		Name: Rodger R. Krouse
Its: Authorized Signatory		Its: Authorized Signatory

Sun Capital Advisors II, LP 5200 Town Center Circle, Suite 470 Boca Raton, FL 33486		Sun Capital Advisors III, LP 5200 Town Center Circle, Suite 470 Boca Raton, FL 33486

Signature:		Signature:

SUN CAPITAL ADVISORS II, LP		SUN CAPITAL ADVISORS III, LP

By:	/s/ Rodger R. Krouse	By:	/s/ Rodger R. Krouse
Name: Rodger R. Krouse		Name: Rodger R. Krouse
Its: Authorized Signatory		Its: Authorized Signatory

Sun Capital Partners II, LP 5200 Town Center Circle, Suite 470 Boca Raton, FL 33486		Sun Capital Partners III, LP 5200 Town Center Circle, Suite 470 Boca Raton, FL 33486

Signature:		Signature:

SUN CAPITAL PARTNERS II, LP		SUN CAPITAL PARTNERS III, LP

By:	/s/ Rodger R. Krouse	By:	/s/ Rodger R. Krouse
Name: Rodger R. Krouse		Name: Rodger R. Krouse
Its: Authorized Signatory		Its: Authorized Signatory

Rodger R. Krouse c/o Sun Capital Partners LLC 5200 Town Center Circle, Suite 470 Boca Raton, FL 33486		Sun Capital Partners III QP, LP 5200 Town Center Circle, Suite 470 Boca Raton, FL 33486

Signature:		Signature:

/s/ Rodger R. Krouse		SUN CAPITAL PARTNERS III QP, LP

RODGER R. KROUSE		By:	/s/ Rodger R. Krouse
		Name:	Rodger R. Krouse
Marc J. Leder c/o Sun Capital Partners LLC 5200 Town Center Circle, Suite 470 Boca Raton, FL 33486		Its:	Authorized Signatory

Signature:

/s/ Marc J. Leder

MARC J. LEDER